

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 10, 2011

Via E-mail
Thomas J. Baldwin
Chairman and Chief Executive Officer
ROI Acquisition Corp.
9 West 57th Street
New York, New York 10019

> **Re:** **ROI Acquisition Corp.**
> **Registration Statement on Form S-1**
> **Filed October 14, 2011**
> **File No. 333-177340**

Dear Mr. Baldwin:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please file all exhibits as soon as possible. We must review these documents before the registration statement is declared effective, and we may have additional comments.

2. Please furnish a statement as to whether or not the amount of compensation to be allowed or paid to the underwriters has been cleared with FINRA. Prior to the effectiveness of this registration statement, please provide us with a copy of the letter informing you that FINRA has no objections.

3. We note references throughout your prospectus to your amended and restated certificate of incorporation. Please file this as an exhibit to the registration statement as soon as possible so we can review the document.

Preliminary Prospectus, page 3

4.   Please explain how you selected $12.00 as the exercise price for the public warrants. We note your risk factor disclosure on page 41 that the exercise price of the warrants is higher than typically seen in similar blank check companies.

Summary, page 4

5.   We note discussion on page seven and throughout your prospectus discussing your officers' and directors' written agreement to present certain business combination opportunities to you under right of first review. Please file a copy of this agreement as an exhibit to the registration statement.

6.   We note disclosure on page seven that your officers and directors have agreed to not participate in the formation of, or become an officer or director of, any other blank check company until you have entered into a definitive agreement regarding an initial business combination or have failed to complete an initial business combination within 24 months after this offering. Please advise whether this agreement is in writing and if so, please file the agreement as an exhibit to the registration statement.

7.   Further, please also clarify here and in your discussion of management section whether any of your officers or directors has been involved with any blank check companies or special purpose acquisition corporations in the past, regardless of the business plan.

The Offering, page 8

Open market or private placement purchases of securities by our sponsor, page 16

8.   Please disclose the intended purpose of the purchases potentially to be made by your sponsor in accordance with Rule 10b5-1 under the Exchange Act. If the purpose of the potential purchases is to ensure likelihood of obtaining stockholder approval of a business combination, please clearly indicate this in your prospectus. We note your disclosure that your sponsor has agreed to vote any shares of common stock purchased in the open market in favor of your initial business combination.

Risk Factors, page 25

We may not be able to consummate our initial Business Combination within 24 months…, page 26

9.   Please include a risk factor stating that you do not intend to pay dividends, and thus any gains on investment will come from the appreciation of your stock or warrants.

10.   Please include appropriate risk factor disclosure noting your intention not to comply with the Delaware General Corporation Law Section 280 procedures and the consequent potential stockholder liability extending beyond three years. We note your disclosure on page 75.

11.   If possible, provide a "worst case scenario" on how long the process for a complete disbursement of the trust account could take.

If we purchase shares using trust fund proceeds…, page 28

12.   Revise the heading to this risk factor so that it is consistent with your actual risk factor disclosure to specifically note that you will not be complying with the safe harbor provisions provided by Rule 10b-18 of the Exchange Act.

If third parties bring claims against us…, page 31

13.   Please disclose whether you intend on informing shareholders on a periodic basis as to whether you are successful in obtaining waivers for possible claims involving the trust account from any vendor or other entities you engage after this offering involving a material amount of money.

We may issue additional common or preferred stock to complete our initial Business Combination…, page 36

14.   Please revise to include the number of authorized but unissued shares of your common and preferred stock that will be available for issuance immediately after this offering and the purchase of the private placement warrants. Please assume both no, and full, exercise of the underwriter's over-allotment option.

Dilution, page 55

15.   Please disclose the dilution to new investors if the underwriter exercises the over-allotment option in full.

Sources of target businesses, page 66

16.   We note your statement on page 66 that generally investment banking opinion letters are rendered to a company's board of directors and investment banking firms may take the view that stockholders may not rely on the opinion. Please confirm your understanding that regardless of whether an investment banking firm takes such a position, the company is not permitted to reference such an opinion in its filings and prohibit shareholder reliance.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Reid Hooper, Attorney-Adviser, at (202) 551-3359, Celeste Murphy, Legal Branch Chief, at (202) 551-3257, or me, at (202) 551-3810, with any questions.

Sincerely,

/s/ Celeste M. Murphy for

Larry Spirgel
Assistant Director

cc: Via E-mail
        Christopher S. Auguste, Esq.
        Kramer Levin Naftalis & Frankel LLP